

June 30, 2010

<u>Via Mail and Facsimile (801-584-5788)</u>

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

      Re: Huntsman Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 19, 2010
               File No. 001-32427
               Response Letter Filed June 9, 2010

Dear Mr. Esplin:

We refer you to our comment letter dated May 25, 2010 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                                Sincerely,

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance